EXHIBIT 99.1

Addex GABAB Positive Allosteric Modulator Program to Receive Additional CHF2.7 Million from Indivior in Extended Substance Use Disorder Research Collaboration

  Discovery collaboration on track to deliver clinical candidates for IND enabling studies in 2024

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, August 3, 2023 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that its collaboration agreement with Indivior PLC (LON: INDV) for the discovery of novel oral gamma-aminobutyric acid subtype B (GABAB) positive allosteric modulator (PAM) drug candidates for the treatment of substance use disorder has been extended until June 30, 2024. As part of the extended agreement, Indivior has committed CHF 2.7 million to support research and discovery activities during this period. Addex retains exclusive rights to advance its own independent GABAB PAM program and is developing compounds for the treatment of chronic cough.

“We are excited to continue working closely with Indivior in this promising application of our allosteric modulator discovery platform,” said Tim Dyer, CEO of Addex. “Indivior’s commitment to the substance use disorder program demonstrates the solid progress being made in the advancement of promising GABAB PAM candidates with the optimal characteristics needed for success in the clinic.”

About GABAB Activation with PAM:
Activation of gamma-aminobutyric acid subtype B (GABAB) receptor, a Family C class of GPCR, is clinically and commercially validated. The generic GABAB receptor agonist, baclofen, marketed for spasticity and some spinal cord injuries, has been shown to be efficacious in several other disease areas, including alcohol use disorder, CMT1A, chronic cough and pain. However, its wider use is limited due to a variety of side effects, rapid clearance and the development of tolerance. Novel, potent, selective and orally available positive allosteric modulators (PAMs) that potentiate GABA responses, rather than acting as orthosteric agonists at the GABAB receptor, like baclofen, are expected to deliver efficacy and have fewer adverse effects. Furthermore, PAMs only act when the natural ligand (GABA) activates the receptor, hence respecting the physiological cycle of activation, which may explain why PAMs lead to less tolerance than direct agonists.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2 clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in post-stroke recovery. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of GABAB PAM for chronic cough, M4 PAM for schizophrenia and other forms of psychosis, mGlu7 NAM for stress related disorders, mGlu2 NAM for mild neurocognitive disorders and depression, as well as mGlu4 PAM and mGlu3 PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.